Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital Corporation)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-68354

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Teneo Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York　　　　　　　　　　　NY　　　　　　　　　　　10017
(City)　　　　　　　　　　　　(State)　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay　　　　　　　　　　　　　　　　　　　(212) 897-1692
　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name - if individual, state last, first, middle name)

100 Park Avenue　　　　　New York　　　　　　　　　　　NY　　　10017
(Address)　　　　　　　　(City)　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2). SEC 1410 (3-91)

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital Corporation)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm

[x] Facing Page.

[x] Statement of Financial Condition.

[ ] Statement of Operations.

[ ] Statement of Changes in Member's Equity.

[ ] Statement of Cash Flows.

[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report.

[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ] Rule 15c3-3 Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Jack Leventhal, affirm that, to the best of my knowledge and belief, the accompanying statement financial condition pertaining to Teneo Securities LLC at December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Officer and Investment Banking Principal
Title

Subscribed and sworn
to before me





FRANCESCA M CHESLEY
Notary Public - State of New Jersey
My Commission Expires Sep 28, 2025



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Managers and Member
Teneo Securities LLC
New York, NY

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Teneo Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 3, the Company and Teneo Capital LLC ("TCLLC"), both related parties, are parties to an expense sharing agreement ("ESA"), whereby TCLLC provides accounting, administrative, office space, human resources and other services to the Company. Such services also include billing and collection of all reimbursable expenses related to contracts with customers. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate TCLLC for any or all shared costs that TCLLC has paid on behalf of the Company. Both the Company and TCLLC have agreed not to terminate the ESA any sooner than one year from the date of the financial statement.

BDO USA, LLP

We have served as the Company's auditor since 2015.

New York, NY

February 25, 2021

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital Corporation)

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	537,150
Accounts receivable		151,050
Other assets		7,063
Total assets	$	695,263
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	68,310
Member's equity		626,953
Total liabilities and member's equity	$	695,263

The accompanying notes are an integral part of this financial statement.

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital Corporation)

Notes to Statement of Financial Condition
December 31, 2020

1.   Organization and Business

Teneo Securities LLC (the "Company"), a wholly owned subsidiary of Teneo Capital Corporation (the "Parent"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a broker-dealer providing financial and strategic advice on mergers and acquisitions, divestitures, restructurings, financings, capital raising and other similar transactions.

2.   Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments:
Revenue from contracts with customers includes success fees and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Success fees:
The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

2.   **Summary of Significant Accounting Policies (continued)**

Advisory fees:
The Company provides advisory services on mergers and acquisitions, restructurings, capital raising and other strategic transactions. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for revenue is due upon invoicing.

Contract assets and liabilities:
Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Accounts receivable include advisory and success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2020, management believed no valuation allowance was warranted.

Allowance for Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption.

2. **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses (continued)
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2016.

3. **Transactions with Related Parties**

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with Teneo Capital LLC ("TCLLC") whereby TCLLC, an owner of the Parent, provides accounting, administrative, office space, human resources and other services to the Company. Such services also include billing and collection of all reimbursable expenses related to contracts with customers. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate TCLLC for any or all shared costs that the TCLLC has paid on behalf of the Company. These costs have not been recorded on the books of the Company. The parties do not intend to terminate the Expense Sharing Agreement any sooner than one year from the date of this financial statement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $468,840 which exceeded the required net capital of $100,000 by $368,840.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

5.   **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.   **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since December 31, 2030. The Company made a capital distribution of $200,000 on February 22, 2021.